UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

June 2021

(Commission File No. 001-38644)

QUTOUTIAO INC.

Building No. 8, Shanghai Pudong Software Park

519 Yi De Road

Pudong New Area, Shanghai, 200124

People’s Republic of China

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

EXHIBIT INDEX

Exhibit	Description
99.1	Qutoutiao Inc. Reports First Quarter 2021 Unaudited Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

QUTOUTIAO INC.

By:	/s/ Xiaolu Zhu
Name:	Xiaolu Zhu
Title:	Chief Financial Officer

Date: June 2, 2021

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